                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Schedule 13D/A8**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                        ENSCO International Incorporated
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    26874Q100
                                 (Cusip Number)

                               J. Randall Chappel
                             Fort Worth, Texas 76102
                                 (817) 820 6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   See Item 5
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 6,464,360 shares, which constitutes approximately 4.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 138,852,573 shares of Stock outstanding.

CUSIP No. 26874Q100                   13D                     Page 2 of 10 Pages

1.       Name of Reporting Person:

                  Richard E. Rainwater

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             / /

6.       Citizenship or Place of Organization: Citizen of United States of
         America

                           7.       Sole Voting Power:         6,464,360 (1) (2)
Number of
Shares
Beneficially               8.       Shared Voting Power:       -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:    6,464,360 (1) (2)
Person
With
                           10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,464,360 (1) (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         See Note (3)                                                        /X/

13.      Percent of Class Represented by Amount in Row (11): 4.7%

14.      Type of Reporting Person: IN

CUSIP No. 26874Q100                   13D                     Page 3 of 10 Pages

----------

(1) As stated in preamble, below, to the text of this Amendment, the last amendment to Schedule 13D was filed September 30, 1993. Subsequent to that date, the Issuer effected a one-for-four reverse stock split and later a two-for-one stock split. The share numbers herein reflect both stock splits.

(2) Such shares include 342,856 shares of the Stock owned by Rainwater, Inc., a Texas corporation owned entirely by Mr. Rainwater. Rainwater, Inc. is the successor by merger to 777 Main Street Corporation.

(3) Excludes 16,200 shares of the Stock beneficially owned by Darla Moore, Mr. Rainwater's spouse. Mr. Rainwater disclaims beneficial ownership of all such shares.

CUSIP No. 26874Q100                   13D                     Page 4 of 10 Pages

1.       Name of Reporting Person:

                  Rainwater, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) / /

                                                                         (b) /X/

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             / /

6.       Citizenship or Place of Organization: State of Texas


                           7.       Sole Voting Power:           342,856 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:         -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:      342,856 (1)
Person
With
                           10.      Shared Dispositive Power:    -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  342,856 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             / /

13.      Percent of Class Represented by Amount in Row (11): Less than 1%

14.      Type of Reporting Person: CO

CUSIP No. 26874Q100                   13D                     Page 5 of 10 Pages

----------

(1) As stated in preamble, below, to the text of this Amendment, the last amendment to Schedule 13D was filed September 30, 1993. Subsequent to that date, the Issuer effected a one-for-four reverse stock split and later a two-for-one stock split. The share numbers herein reflect both stock splits.

CUSIP No. 26874Q100                   13D                     Page 6 of 10 Pages

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations (the "Rules") under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends his Schedule 13D Statement dated October 9, 1986, as amended by Amendment No. 1 thereto dated December 19, 1986, by Amendment No. 2 thereto dated May 28, 1987, by Amendment No. 3 thereto dated December 4, 1991, by Amendment No. 4 thereto dated March 12, 1992, by Amendment No. 5 thereto dated July 5, 1992, by Amendment No. 6 thereto dated June 24, 1993, and by Amendment No. 7 thereto dated September 30, 1993 (collectively, the "Schedule 13D"), relating to the common stock, par value $0.10 per share (the "Stock"), of ENSCO International Incorporated, a Delaware corporation (the "Issuer"), formerly known as Energy Service Company, Inc.

         The sole purpose of filing this Amendment No. 8, which is the first electronic Schedule 13D amendment filed by Mr. Rainwater with respect to the Stock of this Issuer, is to report a change in beneficial ownership that terminates his reporting obligation. Therefore, in accordance with Rule 13d-2(e) of the Rules, this Amendment No. 8 does not include a restatement of the entire text of the Schedule 13D being amended.

         The Schedule 13D is amended as follows:

Item 1.  SECURITY AND ISSUER.

         Item 1 hereby is amended and restated in its entirety as follows:

         This statement relates to the Common Stock, $0.10 par value (the "Stock"), of ENSCO International Incorporated, a Delaware corporation (the "Issuer"), formerly known as Energy Service Company, Inc. The Issuer's principal executive offices are located at 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202-2792.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 hereby is amended and restated in their entireties as follows:

         (a) through (c) This Amendment is filed by Richard E. Rainwater ("RER") and Rainwater, Inc. ("RI") (RER and RI called the "Reporting Persons"). RI is wholly-owned by RER. In previous amendments, 777 Main Street Corporation, a corporation also wholly-owned by RER, was shown as a Reporting Person; subsequent to the most recent amendment, 777 Main Street Corporation was merged into RI. Also subsequent to the most recent amendment, RER transferred some shares of the Stock he owned in his individual capacity to The Richard E. Rainwater Charitable Remainder Unitrust No. 1, dated March 1, 1995, Richard E. Rainwater, Trustee ("CRUT"). Mr. Rainwater is the sole trustee of CRUT and in that capacity exercised the sole power to vote and to dispose of all shares of the Stock owned by CRUT. As more fully described in Item 5, CRUT no longer owns any shares of the Stock.

CUSIP No. 26874Q100                   13D                     Page 7 of 10 Pages

         The business address and principal occupation of RER are set forth below. RER is a citizen of the United States of America. RI is a corporation organized under the laws of the State of Texas. The principal business address of RI is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business of RI is investments. The sole shareholder of RI is RER.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of RI, are set forth below:

                                                                                        Name, Principal Business
Name and                                                                                and Address of Organization
Business                   Capacity in               Principal                          in which Principal Occupation
Address                    which serves              Occupation                         is Conducted
--------                   ------------              ----------                         -----------------------------

Richard E. Rainwater       President, Director       Personal Investment for            Self-employed
777 Main Street                                      own account                        777 Main Street
Suite 2250                                                                              Suite 2250
Fort Worth, TX 76102                                                                    Fort Worth, TX 76102

Darla D. Moore             Vice President,           Personal Investment for            Self-employed
777 Main Street            Director                  own account                        777 Main Street
Suite 2250                                                                              Suite 2250
Fort Worth, TX 76102                                                                    Fort Worth, TX 76102

Kenneth Hersh              Secretary,                Chief Investment Officer           GFW II, L.L.C.
777 Main Street            Vice President,           for Rainwater, Inc. and            777 Main Street
Suite 2250                 Treasurer,                related partnerships               Suite 2250
Fort Worth, TX 76102       Director                                                     Fort Worth, TX 76102

J. Randall Chappel         Authorized Officer        Officer of Rainwater, Inc.         Goff Moore Strategic Partners
777 Main Street                                      and Principal of affiliated        777 Main Street
Suite 2250                                           investment partnership             Suite 2250
Fort Worth, TX 76102                                                                    Fort Worth, TX 76102

The principal business of GFW II, L. L. C. is investments. The principal business of Goff Moore Strategic Partners, L. P. is investments.

         (d) through (e) None of the entities or individuals identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws.

         (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

CUSIP No. 26874Q100                   13D                     Page 8 of 10 Pages

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.           PURPOSE OF TRANSACTION.

         No material change.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) RER is the beneficial owner of 6,464,360 shares of the Stock, including 342,856 shares of the Stock owned by RI, which constitutes approximately 4.7% of the outstanding shares of the Stock.

                  RI is the beneficial owner of 342,856 shares of the Stock, which constitutes less than one percent of the outstanding shares of the Stock.

         (b) RER, either directly or in his capacities as the sole shareholder, a director, and the president of RI, has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 6,464,360 shares of the Stock, including 342,856 shares of the Stock owned by RI.

                  RI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 342,856 shares of the Stock.

         (c) Subsequent to the filing of the most recent amendment to the
Schedule 13D, 777 Main Street was merged with and into RI, which consequently now holds all of the shares of the Stock formerly held by 777 Main Street. Also subsequent to the filing of the most recent amendment to the Schedule 13D, RER transferred 893,600 shares of the Stock to CRUT. Beginning May 15, 2000, CRUT sold shares of the Stock in open market transactions as follows:

                                            NUMBER                     AVERAGE PRICE
           MONTH                          OF SHARES                      PER SHARE
           -----                          ---------                    -------------

         May 2000                            20,000                        $37.97
         August 2000                        173,600                         39.93
         September 2000                     160,100                         41.99
         October 2000                       260,000                         38.79
         November 2000                       51,498                         30.87
         February 2001                      200,000                         39.73
         March 2001                          28,402                         43.84

CUSIP No. 26874Q100                   13D                     Page 9 of 10 Pages

         As a result of these transactions, CRUT is not the beneficial owner of any shares of the Stock.

         (d) Not applicable.

         (e) As a result of the transactions described in Item 5(c), the Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock on or about October 11, 2000.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Power of Attorney authorizing J. Randall Chappel and Kenneth A. Hersh to act on behalf of Richard E. Rainwater (filed with Form 4 Statement of Richard E. Rainwater for December 1995 relating to securities of Crescent Real Estate Equities Company (f/k/a Crescent Real Estate Equities, Inc.), dated January 9, 1996 and incorporated herein by reference)

CUSIP No. 26874Q100                   13D                    Page 10 of 10 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 27, 2001



               /s/ Richard E. Rainwater, by J. Randall Chappel, Attorney in Fact
               -----------------------------------------------------------------
               Richard E. Rainwater,
               by J. Randall Chappel, Attorney-in-Fact


               RAINWATER, INC.

               By: /s/ J. Randall Chappel
                   ------------------------------------------
                       J. Randall Chappel, Authorized Officer